UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904
Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		1,967,795
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		1,967,795
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,967,795(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

7.8%
12.	Type of Reporting Person (See Instructions)

IN

(1) Reflects a maximum of 711,700 shares of Common Stock that may be acquired pursuant to options held by the Reporting Persons.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		1,967,795
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		1,967,795
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,967,795(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

7.8%
12.	Type of Reporting Person (See Instructions)

IA, OO

(1) Reflects a maximum of 711,700 shares of Common Stock that may be acquired pursuant to options held by the Reporting Persons.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		867,412
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		867,412
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

867,412(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

3.4%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 310,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital, LP.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		370,168
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		370,168
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

370,168 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.5%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 145,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital II, LP.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		321,497
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		321,497
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

321,497 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.3%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 115,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Spartan, LP.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		408,718
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		408,718
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

408,718 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.6%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 141,700 shares of Common Stock that may be acquired pursuant to options held by Osmium Diamond, LP.

EXPLANATORY NOTE

This Statement on Schedule 13D reflects, that as of January 31, 2019, the Reporting Persons are disclosing their beneficial ownership in Leaf Group Ltd. (“Leaf” or the “Issuer”) on Schedule 13D instead of Schedule 13G. The Reporting Persons previously disclosed their beneficial ownership in the Issuer in Amendment No. 4 to Schedule 13G as filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2018.

ITEM 1. Security and Issuer.

The name of the issuer is Leaf Group Ltd. (the “Issuer”). The principal executive office of the Issuer is located at 1655 26th Street, Santa Monica, CA 90404.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”); (4) Osmium Diamond LP (“Fund IV” , and collectively with Fund I, Fund II and Fund III, the “Funds”); (5) Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”); and (6) John H. Lewis, a United States Citizen (“Lewis”). Osmium Partners serves as the general partner of Fund I, Fund II, Fund III and Fund IV. Mr. Lewis is the controlling member of Osmium Partners.

The principal business of each of Fund I, Fund II, Fund III and Fund IV is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I, Fund II, Fund III and Fund IV. Mr. Lewis’ principal occupation is serving as the Managing Member of Osmium Partners.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock and Options Contracts owned by each of them in the aggregate was $8,547,476.06 from working capital.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own:

(i)

Fund I directly owns 867,412 shares of Common Stock (including a maximum of 310,000 shares that may be acquired pursuant to options held by Fund I) representing 3.4% of all of the outstanding shares of Common Stock of the Issuer.

(ii)

Fund II directly owns 370,168 shares of Common Stock (including a maximum of 145,000 shares that may be acquired pursuant to options held by Fund II) representing 1.5% of all of the outstanding shares of Common Stock of the Issuer.

(iii)

Fund III directly owns 321,497 shares of Common Stock (including a maximum of 115,000 shares that may be acquired pursuant to options held by Fund III) representing 1.3% of all of the outstanding shares of Common Stock of the Issuer.

(iv)

Fund IV directly owns 408,718 shares of Common Stock (including a maximum of 141,700 shares that may be acquired pursuant to options held by Fund IV) representing 1.6% of all of the outstanding shares of Common Stock of the Issuer.

(v)

Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 1,967,795 shares of Common Stock held by them (including a maximum of 711,700 shares that may be acquired pursuant to options held by the Reporting Persons) representing 7.8% of all of the outstanding shares of Common Stock of the Issuer.

(vi)	Mr. Lewis individually owns no shares of Common Stock. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)

Collectively, the Reporting Persons beneficially own 1,967,795 shares of Common Stock (including a maximum of 711,700 shares that may be acquired pursuant to options held by the reporting persons) representing 7.8% of all of the outstanding shares of Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 25,314,267 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 as filed with the SEC on November 6, 2018.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 867,412 shares of Common Stock, 370,168 shares of Common Stock, 321,497 shares of Common Stock and 408,718 shares of Common Stock reported herein, respectively.

(c) The following Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock during the 60 days preceding January 31, 2019 and the 60 days preceding the date of this filing:

Osmium Capital, LP
	Number	Price
	of	per
Transaction Date	Shares	Share	Type of	Equity / Options
			Transaction
1/7/2019	(9,900)	$ 7.73	Sell	Equity
1/29/2019	(3,100)	$ 1.65	Sell	Options
1/29/2019	3,100	$ 2.10	Buy	Options

Osmium Capital II, LP
	Number	Price
	of	per	Type of
Transaction Date	Shares	Share	Transaction	Equity / Options
1/2/2019	(16,300)	$ 7.02	Sell	Equity
1/4/2019	(10,000)	$ 7.26	Sell	Equity
1/7/2019	(10,000)	$ 7.73	Sell	Equity
1/9/2019	(500)	$ 8.01	Sell	Equity
1/29/2019	(1,450)	$ 1.65	Sell	Options
1/29/2019	1,450	$ 2.10	Buy	Options

Osmium Spartan, LP

	Number	Price
	of	per	Type of
Transaction Date	Shares	Share	Transaction	Equity / Options
12/28/2018	(8,441)	$ 6.96	Sell	Equity
12/31/2018	(8,724)	$ 6.93	Sell	Equity
1/29/2019	(1,150)	$ 1.65	Sell	Options
1/29/2019	1,150	$ 2.10	Buy	Options

Osmium Diamond, LP
	Number	Price
	of	per	Type of
Transaction Date	Shares	Share	Transaction	Equity / Options
1/8/2019	(3,100)	$ 7.79	Sell	Equity
1/29/2019	(1,417)	$ 1.65	Sell	Options
1/29/2019	1,417	$ 2.10	Buy	Options

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the 60 days preceding January 31, 2019 and the 60 days preceding the date of this filing.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2019

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Leaf Group Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 4, 2019

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP